                                                                       Exhibit 5


NEWS RELEASE VIA CCN MATTHEWS, VANCOUVER 604-683-1066

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER U.S. WIRE SERVICES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAWS.

ATTENTION BUSINESS/FINANCIAL EDITORS:

HAWKER RESOURCES INC. ANNOUNCES PRICING OF EQUITY OFFERING

CALGARY, May 29, 2003 - Hawker Resources Inc. (TSX:HKR) announced today that a syndicate of underwriters has purchased the entire amount of the company's first public offering of common shares since the oil and gas company was formed in April 2003.

The syndicate, led by Peters & Co. Limited and including FirstEnergy Capital Corp., Griffiths McBurney & Partners and Tristone Capital Inc, has agreed to purchase 14,286,000 common shares of Hawker at a price of $3.15 for total proceeds of approximately $45.0 million. The common share offering was originally announced on April 24, 2002 and is described in Hawker's final prospectus dated May 29, 2003. Closing of the offering is expected to occur on or about June 12, 2003.

The Corporation also announced that it has obtained a $28.0 million extendible revolving term credit facility from a Canadian chartered bank.

Net proceeds of the offering, together with funds drawn on the credit facility, will be used to complete the previously announced acquisition of properties formerly held by Southward Energy Ltd. The properties include both producing assets and prospective exploration plays on lands located east of Edmonton in the Lavoy and Cold Lake/Bonnyville areas of Alberta.

"The terms of the offering constitute a major vote of confidence in the Corporation's management and business plan" said David A. Tuer, Chief Executive Officer of the Corporation. "This offering will allow the Corporation to exercise the purchase option it holds and acquire a 50% interest in a very attractive package of producing gas properties."

Hawker Resources was formed from the shell of the former biotech research company, Synsorb Biotech Inc. Since the transformation of Synsorb was announced in February 2003, shares in the company have risen from a low of $0.73 to a high of $3.57. The closing price of the Hawker common shares on May 29, 2003 was $3.45.

The transaction is pursuant to an underwriting agreement dated May 29, 2003 and is subject to customary closing conditions. The common shares have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without an exemption from the applicable registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the common shares in the United States.

For further information: David A. Tuer, Chief Executive Officer, Telephone:
(403) 294-0067, Fax: (403) 294-0062

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.